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Exhibit 21.1

GENOMIC HEALTH, INC.

SUBSIDIARIES

        Genomic Health International Sarl—100% owned by Genomic Health, Inc.

        Genomic Health International Holdings, LLC—100% owned by Genomic Heath, Inc.

        Oncotype Laboratories, Inc.—100% owned by Genomic Health, Inc.

        InVitae Corporation—100% owned by Genomic Health Inc.

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GENOMIC HEALTH, INC. SUBSIDIARIES